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June 29, 2009



Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0402

         Re:      Westbridge Research Group
                  Form 10-KSB for the Fiscal Year ended November 30, 2008 File No. 002-92261
                  ------------------

Dear Ms. Cvrkel:

         Thank you for your letter dated June 3, 2009, providing comments to the above-referenced filing. We understand that the purpose of your comment letter is to assist us in our compliance with disclosure requirements and to enhance the overall disclosures in our filings. We look forward to working with you in this regard.

         On behalf of Westbridge Research Group (the "Company") this letter contains our response to comments received from the Staff of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 10-KSB for the Fiscal Year Ended November 30, 2008 and Form 10-Q for the Quarterly Period Ended February 29, 2009. A copy of your letter is enclosed for your convenience. We have used the reference designation found in your letter.

         The Company acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Unless indicated by you as not necessary, the Company anticipates amending its Form 10-KSB filing after you have accepted as satisfactory its responses to your comments.

Item 8a Control and Procedures
------------------------------

         1. Our management has completed its assessment and believes that internal control over financial reporting is adequate and effective. Accordingly, we are proposing to amend the disclosure to read as indicated in
Item 8A, enclosed herewith.

Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
June 30, 2009
Page 2



         2. Thank you for advising us of the error contained in our reference to the 90 day period from "the filing of the Annual Report." Per your request, as appropriate, future filings will indicate such evaluation will be completed "as of the end of the period covered by the report." This reference is set forth in the Section 302 Certification and will be changed pursuant to response item No. 6 below.

Financial Statements
--------------------

         3. Consolidated Statement of Cash flows; page F-6
         -------------------------------------------------

         We understand the Commission's question regarding the classification, however, and as we noted in our explanation in Note 4 to the financial statements, the original long-term receivable balance is not considered paid-down by the new potential buyer non-refundable payments toward the ultimate purchase of the land rights, rather the Company believed that the ultimate receivable would not be pursued if the new buyer completed the purchase of the deed. We initially believed that the sale of the land rights, and not the land itself, did not accurately reflect the ongoing operations of the Company and, as this was not a productive asset, would be more accurately presented as a financing activity. We believe that the funds received from the potential buyer does not release the obligation of the original individual who guaranteed the receivable and as such should not be viewed as cash received from operating activities. In addition, as the Company does not own the actual land and only has the rights to the land, the income received should be treated as financing activities as these funds (or the non-refundable portions) were used to finance the operations of the Company instead of the Company drawing down on its line of credit.

         As this type of transaction is not classified within paragraphs 18 through 20 of FAS No. 95 and as paragraph 22 requires "all other cash receipts that do not stem from transactions defined as investing or financing activities" to be considered operating activities, we are proposing to adjust the Company's upcoming Form 10-Q filing with a reclassification footnote as follows through the issuance of our next Form 10-K filing:

                  Reclassifications
                  -----------------

                  Certain amounts on the Company's statement of cash flows for fiscal 2007 and the quarter ended February 28, 2009, have been reclassified to conform to the current quarter's presentation. Cash proceeds from the sale of the Company's land rights in Mexico have been reclassified from financing activities to operating activities which resulted in cash provided from operating activities increasing from $(330,174) to $(239,674) and cash from financing activities decreased from $(19,757) to $(110,257) for the year ended November 30, 2008. Cash provided from operating activities increased from $(742,723) to $(608,922) and cash from financing activities decreased from $224,391 to $90,584 for the three months ended February 28, 2009.

Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
June 30, 2009
Page 3


Note 3 - Inventories, page F-13
-------------------------------

         4. To respond to the Commission's question, please be advised that the Company's inventories increase to $798,247 at November 30, 2008 compared to $426,630 at November 30, 2007. Of this $371,617 increase, approximately $340,000 was attributable to the increase in raw materials due to the Company's "stockpiling" of raw materials. This was done due to the difficulty in sourcing and the increase in price of organic raw materials. In previous years the Company has been able to order raw materials on an as-needed basis, however these raw materials are becoming more and more difficult to source and the Company is required to warehouse materials to ensure availability to meet demand. The Company's raw materials have substantial shelf life and there is no concern regarding additional write-off's associated with warehousing raw materials. We will revise our future filings to include language similar to the above to better describe changes to our inventory levels.

         In response to the Commission's second point, as of November 30, 2008, the Company has approximately $36,000 of the high nitrogen product in its inventory. The Company has not recognized any write-downs of this inventory as it is utilizing this inventory as a raw material component in certain conventional (non-organic) fertilizers until the inventory is depleted. These products are not considered "organic," however, they are still part of the Company's product selling base.

Note 5 - Income Taxes, page F-19
--------------------------------

         5. During management's evaluation of the Company's tax provision for the year ended November 30, 2008, we reviewed the federal and state tax filings and noted certain differences within the computation of depreciation and amortization expenses. This true up was made in the current year based on two facts: (1) The Company's net Operating Losses ("NOL") which makes up most of the Company's deferred tax assets ("DTA") had a substantial valuation allowance; and
(2) the adjustment would not have any impact on the Company's operations.

         Management estimated the Company's DTA to approximate $75,000 at November 30, 2008. We believe that the net DTA in 2007 was $225,000 and any adjustments stemming from recording this adjustment retrospectively would have been offset by the corresponding change in the DTA valuation allowance. In the current year, the reduction of DTA would have flowed through the statement of operations, as is currently shown, as both the beginning balance and ending balance would have been adjusted. We understand the Commission's concerns, however, this would have only been a footnote reclassification issue, we believed the amounts would not be material to the users of the financial statements, who, due to our size and our stock not being traded on any exchange, would not pose sufficient risk as would a restatement of the information.

Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
June 30, 2009
Page 4


Exhibit 31.1
------------

         6. Thank you for pointing out the difficulty with the Section 302 Certification. I have revised the Certification, signed it and attach it hereto.

         Should you require further information or have further questions, please do not hesitate to contact the undersigned.

                                           Very truly yours,

                                           /s/ Christine Koenemann

                                           Christine Koenemann
                                           President and Chief Financial Officer

cc: Jeffery Jaramillo

Item 8A  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
------------------------------------------------

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer/Chief Financial Officer, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Commission Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer/Chief Financial Officer, or the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Report. Based on the foregoing, the Company's Chief Executive Officer/Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting
----------------------------------------------------------------

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation or effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of November 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. The COSO framework summarizes each of the components of a company's internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on management's assessment and those criteria, management believes that, as of November 30, 2008, the Company maintained effective internal control over financial reporting.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management's report in this annual report.

Changes in Internal Controls over Financial Reporting
-----------------------------------------------------

There were no changes in the Company's internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

                            Westbridge Research Group
  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
                            Section 302 Certification

I, Christine Koenemann, certify that:

1. I have reviewed this annual report on Form 10-KSB of Westbridge Research
Group;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

      a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

      b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards;

      c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's fourth fiscal quarter for the fiscal year of the report that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent function):

      a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

      b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date: June 26, 2009                              By: /s/ Christine Koenemann
                                                     --------------------------
                                                     Christine Koenemann
                                                     Principal Executive Officer
                                                     Principal Financial Officer